Exhibit 99.1

For Immediate Release

Alcon Independent Director Committee Reviewing Novartis’ Merger Proposal

HUENENBERG, Switzerland – January 4, 2010 – Alcon, Inc. (NYSE: ACL) announced that Novartis AG (NYSE: NVS) has exercised its option to purchase the remaining shares in Alcon owned by Nestle S.A. at a weighted average price of US$180 per share in cash.  Upon consummation of the purchase, Novartis would own an approximate 77 percent interest in Alcon.  Alcon also announced that Novartis had submitted a proposal to the Alcon Board of Directors relating to the remaining approximate 23 percent publicly-held minority interest pursuant to which Alcon would merge with and into Novartis under Swiss merger law and minority holders of publicly-held shares would receive 2.8 Novartis shares for each of Alcon’s publicly-traded shares.  Based on the Novartis share price on December 30, 2009, Novartis’ merger proposal values each publicly-traded share of Alcon at approximately US$153.
The proposed merger would be conditioned upon, among other things, approval by the Alcon Board of Directors, the closing of the purchase and sale transaction between Novartis and Nestle relating to the Novartis option exercise as well as receipt of required regulatory approvals.
The Alcon Board of Directors established an Independent Director Committee of the Alcon Board of Directors in 2008 in connection with Novartis’ initial purchase of approximately 25 percent of the Alcon shares from Nestle in order to protect the interests of the minority holders of publicly-held Alcon shares in transactions such as Novartis’ merger proposal.  The Committee is composed of three independent directors: Lodewijk de Vink, Joan W. Miller, M.D. and Thomas G. Plaskett.  In connection with its review of the Novartis merger proposal, the Committee has retained Greenhill & Co. as independent financial advisor and Sullivan & Cromwell LLP as independent legal advisor and will thoroughly review the Novartis merger proposal in an effort to secure the best attainable value for the minority holders of publicly-held Alcon shares.  The Committee notes that neither the Committee nor the management of Alcon participated in the preparation of Novartis’ merger proposal.
The Committee is working closely with its advisors to evaluate the terms of the proposed merger, including the form and amount of consideration.  In particular, the Committee notes that Novartis’ implied per share valuation of Alcon of approximately US$153 represents an approximate 15 percent discount to the weighted average call price of US$180 to be paid by Novartis to Nestle for Nestle’s approximate 52 percent interest in Alcon.  The Committee continues to have confidence in Alcon management’s ability to deliver superior value to its shareholders.
The Committee will inform the Alcon shareholders of the Committee’s formal position on Novartis’ merger proposal  once the Committee completes its evaluation.  The Committee has also retained Brunswick Group as external communications consultants.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.3 billion in 2008.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other

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conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger.  Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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